Exhibit 99.2

SHOPIFY INC.
Annual Meeting of Shareholders

Report of Voting Results

Following the annual meeting of shareholders of Shopify Inc. (the "Company") held on June 4, 2024 (the "Meeting"), in accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

1.Election of Directors

The nine (9) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes for	% of Votes for	Votes Against	% of Votes Against
Tobias Lütke	1,612,519,334	98.10%	31,288,225	1.90%
Robert Ashe	1,462,767,030	88.99%	181,041,894	11.01%
Gail Goodman	1,254,798,639	76.33%	389,010,285	23.67%
Colleen Johnston	1,589,328,000	96.69%	54,480,925	3.31%
Jeremy Levine	1,584,189,631	96.37%	59,619,274	3.63%
Prashanth Mahendra-Rajah	1,605,261,515	97.66%	38,547,180	2.34%
Lulu Cheng Meservey	1,643,010,721	99.95%	797,494	0.05%
Toby Shannan	1,637,461,348	99.61%	6,347,390	0.39%
Fidji Simo	1,525,960,560	92.83%	117,846,875	7.17%

2.Appointment of Auditor

PricewaterhouseCoopers LLP were appointed as the Company's auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors' compensation. The votes were cast as follows:

Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
1,727,067,990	99.52%	8,275,412	0.48%

3.Approval of Unallocated Options Under the Stock Option Plan

The unallocated options under the Company's Stock Option Plan, as amended, were approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,036,684,888	63.07%	607,124,037	36.93%

4.    Approval of Third Amended and Restated Long Term Incentive Plan

The Company's Third Amended and Restated Long Term Incentive Plan and the unallocated awards under such Long Term Incentive Plan, as amended, were approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,068,039,344	64.97%	575,765,117	35.03%

5. Advisory Vote on Executive Compensation

The advisory resolution on the Company's approach to executive compensation was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes for	% of Votes for	Votes Against	% of Votes Against
1,137,203,756	69.18%	506,605,104	30.82%

Dated this 5th day of June, 2024.

SHOPIFY INC.

/s/ Michael L. Johnson

Per:    Michael L. Johnson
Corporate Secretary